

March 7, 2024

Matthew Hinkle
Chief Financial Officer of Sponsor
Franklin Templeton Holdings Trust
c/o Franklin Holdings, LLC
One Franklin Parkway
San Mateo, CA 94403-1906

> **Re: Franklin Templeton Holdings Trust**
> **Form 10-K for the Fiscal Year Ended March 31, 2023**
> **Forms 10-Q for the Quarterly Periods Ended June 30, 2023, September 30, 2023 and December 31, 2023**
> **File No. 001-41435**

Dear Matthew Hinkle:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended March 31, 2023

Business
Description of the Trust
Valuation of Gold and Computation of Net Asset Value, page 2

1.   Please address the following related to the determination of your net asset value ("NAV") and, where asked to revise disclosure, provide us proposed disclosure to be included in future filings (including amendments of this filing):
     • In the second sentence of the first paragraph you disclose that your administrator uses the LBMA Gold Price PM to derive NAV yet in the last sentence of that paragraph you indicate situations where your administrator uses the LBMA Gold Price AM or that neither the PM or AM price may be used if your sponsor determines that such prices are inappropriate. Revise your disclosure in the second sentence to not imply that only the LBMA Gold Price PM is used to derive NAV.

- Tell us whether your sponsor has ever determined that the LBMA Gold Price PM or AM was inappropriate and, if so, how frequently this determination was made and how NAV was determined on those days. Revise your disclosure to explain the circumstances under which your sponsor might determine the LMBA Gold Prices are inappropriate and what procedures would be undertaken to derive an appropriate price.
- Tell us what you mean by your administrator calculating NAV "at the earlier LBMA Gold Price PM of the day or 12:00 PM New York Time." Clarify for us whether your intent is to convey that the administrator calculates NAV at the earlier of when the LBMA Gold Price PM is published by the IBA or 12:00PM New York time.

This comment also applies to your similar disclosure on page 17 and, to the extent appropriate, your disclosure in Note 2.2 beginning on page F-8.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Analysis of Movements in the Price of Gold, page 19

2. We note that your discussion focuses on the price of gold based on the LBMA Gold Price PM in U.S. dollars per ounce of gold. As your stated investment object for the Franklin Responsibility Sourced Gold ETF (the "Fund') is for the price of the shares of the Fund's common units to reflect the performance of gold bullion less the Fund's expenses and as you provide a risk factor on page 11 that your common units may trade at a price at, above or below the NAV per share, please revise your disclosure in future filings to also discuss your historical performance in terms of NAV per share compared to the trading price of the Fund's common units. Otherwise, tell us where you provide this information and discussion.

Item 9A. Controls and Procedures
Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures, page 20

3. You disclose that your annual report does not include a report on the conclusion regarding the effectiveness of disclosure controls and procedures ("DCP") due to a transition period established by Commission rules for newly public companies. We note that you provided DCP conclusions in each of your Forms 10-Q for the quarterly periods ended June 30, 2022, September 30, 2022 and December 31, 2022. We also note that paragraphs 4(c) of your certifications filed as Exhibits 31.1 and 31.2 indicate that you prepared the requisite evaluation of DCP and provided your conclusion in the filing. Finally, we note that Instruction 1 to Item 308 of Regulation S-K provides transition guidance for the evaluation of internal control over financial reporting but there is no similar instruction for DCP under Item 307. Please tell us whether you performed the required assessment of DCP as of March 31, 2023. If not, tell us why not. If so, address the following:
   - Amend your filing, consistent with the guidance in Question 104.01 of the Compliance and Disclosure Interpretations ("CDI") for Securities Act Sections, to:
     - Disclose your conclusion on the effectiveness of DCP separately for each of the Franklin Templeton Holding Trust (the "Trust"), as registrant, and the Fund; and

       ° Provide a statement that the certifications filed as Exhibits 31 and 32 are applicable to each of the Trust and the Fund.

- Amend your Forms 10-Q for the quarters ended June 30, 2023, September 30, 2023 and December 31, 2023 to provide separate conclusions for DCP and the statement about your certifications as stipulated in the preceding bullet.
- Tell us whether your failures to include your DCP conclusion in this filing, to conclude on DCP for each of the Trust and the Fund in your Forms 10-Q for fiscal 2024, and to provide financial statements of the Trust, as registrant, in this filing and in the Forms 10-Q for fiscal 2024 (as indicated in the next comment) impacts your conclusion on the effectiveness of DCP for each relevant period. If it does not, provide us your analysis supporting your conclusion before amending your filings.

Index to Financial Statements, page F-1

4. You only provided audited financial statements for the Fund, as your single series. Please amend your filing to include audited financial statements (including an audit report) covering the Trust, as registrant. Refer to Question 104.01 of the Securities Act Sections CDIs. Similarly, amend your Forms 10-Q for the quarterly periods ended June 30, 2023, September 30, 2023 and December 31, 2023 to include financial statements for the registrant that meet the requirements of that form.

 In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Please contact Bonnie Baynes at 202-551-4924 or Mark Brunhofer at 202-551-3638 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets